Exhibit 2.2

Steven D. Jerome

Ethan Minkin

Eric S. Pezold

SNELL & WILMER L.L.P.

One Arizona Center

400 E. Van Buren

Phoenix, AZ 85004-2202

Telephone: (602) 382-6000

Facsimile: (602) 382-6070

Email:     sjerome@swlaw.com

               eminkin@swlaw.com

               epezold@swlaw.com

Attorneys for Debtor Prosoft Learning Corporation et al.

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF ARIZONA

In Re: PROSOFT LEARNING CORPORATION, et al. Debtors.	Proceedings Under Chapter 11 Case No. 2:06-bk-01008-RJH and 2:06-bk-01009-RJH (Substantively Consolidated) FINDINGS OF FACT, CONCLUSIONS OF LAW AND ORDER CONFIRMING CHAPTER 11 PLAN

I. BACKGROUND AND PROCEDURAL HISTORY

1. On April 12, 2006 (the “Petition Date”), Prosoft Learning Corporation and ComputerPREP, Inc. (collectively “Debtors,” and which, following entry of this Confirmation Order, is expressly intended to include the Reorganized Debtors) initiated these jointly administered cases (collectively, the “Chapter 11 Cases”) when they filed their petitions for reorganization under Chapter 11 of the Bankruptcy Code (11 U.S.C. §§ 101 to 1532, hereinafter referred to by section number).

2. Since the Petition Date, Debtors have continued to operate their business and manage their property as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

3. No trustee, examiner or official committee of unsecured creditors has been appointed.

4. On or about April 11, 2006, Debtors entered into an Acquisition and Reorganization Agreement with VCampus Corporation (“VCampus”).

5. On April 17, 2006, Debtors filed their “Disclosure Statement in Support of Plan of Reorganization Proposed by Prosoft Learning Corporation, et al., Dated April 17, 2006,” as amended on April 27, 2006 (collectively, the “Disclosure Statement”).

6. On April 24, 2006, after an emergency hearing, the Court issued the “Order Granting Emergency Motion for an Order Approving and Authorizing Prosoft Learning Corporation to Enter into an Agreement to Transfer Certain Copyrights of Prosoft to Prosofttraining Japan, Inc. and to Amend Existing License Agreements with Prosofttraining Japan, Inc.” (the transaction approved thereby hereinafter referred to as the “PTJ Transaction”).

7. At a hearing held on April 27, 2006, this Court issued its “Order Approving Disclosure Statement and Fixing Time for Filing Acceptance or Rejection of Plan with Notice Thereof” (“Disclosure Statement Order”) by which this Court approved Debtors’ Disclosure Statement. In the Disclosure Statement Order, this Court set May 24, 2006 as the date by which ballots accepting or rejecting the Plan, as well as any objections to the Plan, were to be received by Debtors. In the Disclosure Statement, this Court set other dates and deadlines for various events leading up to the May 31, 2006 evidentiary hearing set to consider confirmation of the Plan (the “Confirmation Hearing”).

8. On April 28, 2006, Debtors filed their “Amended Plan of Reorganization Proposed by Prosoft Learning Corporation, et al., Dated April 27, 2006” (the “Plan,” as it may have been or hereinafter is amended by this Order). Also on April 28, 2006, this Court issued its “Order Establishing Procedures and Deadline (Bar Date) for Filing Proofs of Claim” (the “Bar Date Order”), by which the Court set May 24, 2006 as the bar date for filing proofs of claim.

9. On May 2, 2006, Debtors filed their “Motion to Substantively Consolidate Debtors’ Estates, Nunc Pro Tunc” (the “Substantive Consolidation Motion”), together with the “Declaration of Benjamin M. Fink in Support of Motion to Consolidate the Debtors’ Estates Nunc Pro Tunc.”

10. On May 22, 2006, Debtors filed their “Notice of Filing Proposed Liquidating Trust Agreement,” attached to which is their proposed Liquidating Trust Agreement (as may be amended, the “Liquidating Trust Agreement”).

11. On May 26, 2006, Debtors filed their “Ballot Report,” in which they reported the results of their solicitation of votes accepting or rejecting the Plan.

12. On May 31, 2006, VCampus filed the “Declaration of Christopher L. Nelson Regarding Post-Confirmation Management of Reorganized Debtors.”

13. Also on May 31, 2006, Debtors filed the “Affidavit of Benjamin M. Fink in Support of Confirmation of First Amended Plan of Reorganization.”

14. The Confirmation Hearing occurred on May 31, 2006 as scheduled. Various parties in interest appeared at the Confirmation Hearing, and their appearances are noted on the record. At the Confirmation Hearing, the Debtors proffered certain evidence and testimony, including the above-referenced affidavit and declarations, in support of Confirmation of the Plan, which the Court accepted into evidence without objection or having resolved any objection on the record (the “Proffer”). Having considered the Plan, the Proffer, any and all objections to Confirmation that were filed prior to or asserted at the Confirmation Hearing, and finding good cause therefor, the Court finds and concludes as follows:

II. FINDINGS OF FACT AND CONCLUSIONS OF LAW

15. As a preliminary matter, this Court indicates its intent that the following findings of fact and conclusions of law be construed liberally in favor of confirming the Plan. To the extent that a particular matter herein that is denominated as a finding of fact should or must be construed as a conclusion of law, or vice versa, in order for Confirmation of the Plan to be proper, it shall be so construed.

16. To the extent that the Court has made additional findings of fact and articulated additional conclusions of law on the record at the Confirmation Hearing, those findings and conclusions are incorporated in their entirety herein by this reference.

17. Any capitalized term used in this Confirmation Order, if not otherwise defined herein, shall have the meaning ascribed to it in the Plan, and if not defined therein, the meaning ascribed to it in the Bankruptcy Code.

A. Jurisdiction and Venue

18. This Court has jurisdiction over these Chapter 11 Cases under 28 U.S.C. §§ 157 and 1334. This matter constitutes a core proceeding under 28 U.S.C. § 157(b)(2). Venue in this Court is proper under 28 U.S.C. §§ 1408 and 1409.

19. The Court finds and concludes that the Court’s retention of jurisdiction as set forth in Article IX of the Plan comports with the parameters of 28 U.S.C. § 157.

B. Contents of Plan; Adequacy of Disclosure and Notice; Solicitation and Acceptance of Plan

20. In accordance with section 1123(a) of the Bankruptcy Code, the Court finds and concludes that the Plan (a) designates classes of Claims, other than claims of a kind specified in § 507(a)(1), § 507(a)(2) and § 507(a)(8) of the Bankruptcy Code; (b) specifies certain classes of Claims that are not impaired under the Plan, and specifies the treatment of certain other classes of Claims that are impaired under the Plan; (c) provides the same treatment for each Claim of a particular Class unless the holder of a particular Claim agrees to less favorable treatment of the particular Claim; (d) provides for adequate means for the Plan’s implementation; (e) contains only provisions that are consistent with the interests of creditors; and (f) includes other appropriate provisions not inconsistent with the applicable provisions of the Bankruptcy Code.

21. The Court finds and concludes that Debtors have complied with the notice and solicitation procedures set forth in the Disclosure Statement Order, and further finds and concludes that those notice and solicitation procedures comport with the requirements of .the Bankruptcy Code. Moreover, in accordance with Rule 2002 of the FEDERAL RULES OF

BANKRUPTCY PROCEDURE (hereinafter, “RULE             ”), the Court finds and concludes that the Disclosure Statement Order provided adequate notice of the time for filing acceptances and rejections, and objections to the confirmation, of the Plan, and adequate notice of the Confirmation Hearing, to creditors and parties in interest.

22. The Court has reviewed the Ballot Report and finds and concludes that all Classes entitled to vote on the Plan (insofar as holders of Claims in each such Class have voted) have voted to accept the Plan. Class 8, consisting of equity interests in the Debtors, is deemed to reject the Plan.

C. Compliance with the Requirements of Section 1129 of the Bankruptcy Code

23. In accordance with section 1129(a)(1) of the Bankruptcy Code, the Court finds and concludes that the Plan complies with applicable provisions of the Bankruptcy Code.

24. In accordance with section 1129(a)(2) and (a)(3) of the Bankruptcy Code, the Court finds that the Debtors, as the proponents of the Plan, have complied with the applicable provisions of the Bankruptcy Code; have proposed the Plan in good faith and not by any means forbidden by law; and that the Debtors have acted and presently are acting in good faith in conjunction with all aspects of the Plan and the Chapter 11 Cases.

25. In accordance with section 1129(a)(4) of the Bankruptcy Code, the Court finds and concludes that all payments made or to be made by the Debtors or the Liquidating Trustee under the Plan, for services or for costs and expenses in or in connection with the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, have been approved by, or are subject to approval of the Court as reasonable.

26. In accordance with section 1129(a)(5) of the Bankruptcy Code, the Court finds and concludes that (a) the Debtors have disclosed the identity of the persons proposed serve as directors and officers of the Reorganized Debtors after Confirmation of the Plan; (b) the service of those persons in such offices is consistent with the interest of creditors and equity security holders and with public policy; and (c) such persons are not insiders of the Debtors, and no disclosure of the nature of compensation to be paid such persons is necessary under the Bankruptcy Code.

27. In accordance with section 1129(a)(6) of the Bankruptcy Code, the Court finds and concludes that the Debtors are not subject to any governmental regulation of rates.

28. The Court finds and concludes pursuant to section 1129(a)(7) of the Bankruptcy Code, that each class of impaired claims or interests has accepted the Plan or, in the case of holders of interests in Class 8 (which is deemed to reject the Plan), will receive or retain under the Plan property of a value, as of the Effective Date of the Plan, not less than such holders would receive or retain if Debtors were liquidated under Chapter 7 on such date.

29. The Court finds and concludes that the Plan’s treatment of Unclassified Claims, and those Claims in Classes 1 and 2 satisfies the requirements of section 1129(a)(9) of the Bankruptcy Code.

30. The Court finds and concludes that at least one Class of Claims that are impaired under the Plan has voted to accept the Plan, thereby satisfying section 1129(a)(10) of the Bankruptcy Code.

31. In accordance with section 1129(a)(11), the Court finds and concludes that confirmation of the Plan is not likely to be followed by the liquidation, or further financial reorganization of Debtors, except as provided for in the Plan.

32. In accordance with section 1129(a)(12) of the Bankruptcy Code, the Court finds and concludes that, to the extent that all fees payable to the United States Trustee under 28 U.S.C. § 1930(a)(6) have not been paid, the Plan provides for the payment of all such fees on the Effective Date of the Plan and as they come due after the Effective Date.

33. The Court finds and concludes that no retiree benefits, as that term is defined in section 1114 of the Bankruptcy Code, exist in this Chapter 11 Cases, making section 1129(a)(13) of the Bankruptcy Code inapplicable.

34. Prosoft is not a utility company, nonprofit corporation or trust, nor an individual debtor and does not owe any domestic support obligations, and therefore, the requirements of sections 1129(a)(6), (14), (15) and (16) are not applicable.

35. The Court finds and concludes section 1129(a)(8) of the Bankruptcy Code is not met by the Plan. Nevertheless, the Court finds and concludes pursuant to Section 1129(b) of the Bankruptcy Code that:

a.	As set forth herein, all other applicable requirements of Section 1129(a) of the Bankruptcy Code have been satisfied;

b.	The Plan does not discriminate unfairly, and is fair and equitable, with respect to each class of claims or interests that is impaired under and has not accepted the Plan, insofar as no holder of a claim or an equity interest that is junior to such claim or interest will receive or retain any property under the Plan on account of such claim or interest .

D. Substantive Consolidation

36. Having reviewed and considered the Substantive Consolidation Motion and supporting declaration, the Court finds and concludes that the affairs of the Debtors are so entangled that consolidation of the assets and liabilities of the Debtors will benefit all creditors. The Court further finds and concludes that the Debtors have held themselves out to and have been dealt with by creditors as a single economic unit since at least 2001, and creditors have not relied upon the Debtors as individual identities in extending credit. Moreover, the Court finds and concludes that the Debtors share commonality of control and cash management, and have cross-collateralized their secured debt.

37. Consequently, the Court finds and concludes that it is fair and equitable to creditors as a whole to substantively consolidate the assets and liabilities of the Debtors.

E. Executory Contracts

38. The Court finds and concludes that the assumption of the Leases and Executory Contracts as proposed by Debtors pursuant to the Plan is appropriate insofar as:

a.	Debtors have cured, or as of the Effective Date will cure, or have provided adequate assurance that Reorganized Debtors promptly thereafter will cure, any default of the Leases and Executory Contracts; and

b.	Debtors have compensated, or as of the Effective Date will compensate, or have provided adequate assurance that Reorganized Debtors promptly thereafter will compensate, any party other than Debtors to such Leases and Executory Contracts for any actual pecuniary loss suffered as a result of any default; and,

39. Debtors have provided adequate assurance of future performance of such Leases and Executory Contracts.

F. VCampus Transaction and Liquidating Trust

40. The Court finds and concludes that the transaction to be consummated with VCampus pursuant to the Acquisition and Reorganization Agreement and the Plan is fair and reasonable and in the best interest of Debtors’ creditors. The Court further finds and concludes that the $200,000 Purchase Price credit agreed to by the parties as the value of the assets conveyed pursuant to the PTJ Transaction also is fair and reasonable.

41. The Court finds and concludes that the proposed Liquidating Trust Agreement is fair and reasonable and in the best interest of Debtors’ creditors, and that the proposed Liquidating Trustee, MCA Financial Group, Ltd., is qualified to act as the successor to the Debtors and the representative of the estates in these Chapter 11 Cases, all as provided in the Liquidating Trust Agreement and this Confirmation Order.

G. Miscellaneous

42. The Court finds that, upon entry of this Confirmation Order, each term and provision of the Plan will be valid and enforceable in accordance with its terms.

43. In accordance with RULE 3016(a), the Court finds and concludes that the Plan is dated, and the entities submitting it or filing it are identified.

III. ORDER

In light of the foregoing Findings of Fact and Conclusions of Law, IT IS HEREBY ORDERED that:

44. The Plan is CONFIRMED.

45. The assets and liabilities of Prosoft Learning Corporation and ComputerPREP, Inc. are hereby substantively consolidated.

Acquisition and Reorganization Agreement

46. The Acquisition and Reorganization Agreement (as modified herein) is APPROVED, and Debtors are authorized and directed to consummate the transaction described therein. VCampus shall be entitled to credit against the Purchase Price the amount of $200,000, reflecting the value of the assets conveyed in the PTJ Transaction.

47. The Existing Capital Stock of Prosoft, as well as any warrants, options or other rights to purchase Existing Capital Stock, are hereby cancelled and terminated, as are the outstanding equity interests in ComputerPREP, Inc. Reorganized Prosoft is authorized and directed to issue the New Common Stock to VCampus pursuant to the terms of the Plan and the Acquisition and Reorganization Agreement.

48. Prosoft is currently a public company whose common stock is registered under Section 12 of the Exchange Act and traded on the NASDAQ OTC Bulletin Board under the symbol POSOQ.OB. Prior to, on or immediately after the Effective Date, the Debtors and/or the Liquidating Agent are authorized to take any and all steps they consider reasonable and necessary to terminate Prosoft’s prior registration under Section 12 of the Exchange Act. The Liquidating Agent or the Debtors will file a Form 8-K announcing the confirmation of the Plan and the corresponding cancellation of all pre-petition Equity Interests. On or shortly after Closing, Reorganized Prosoft will file a Form 15 with the SEC terminating Prosoft’s prior registration under Section 12 of the Exchange Act. Upon such filing, Reorganized Prosoft will no longer be a public company and its common stock will no longer be registered under Section 12 of the Exchange Act.

49. The Leases and Executory Contracts, and Retained Liabilities are hereby assumed by Debtors. Any cure amount associated with the Leases and Executory Contracts shall be satisfied by Reorganized Debtors pursuant to the terms of Article VII of the Plan.

a.	Debtors’ commercial and contractual relationships with Cisco Systems Capital and Ascom Hasler/GE Cap. Prog. currently are characterized in the Acquisition and Reorganization Agreement as executory contracts and liabilities that are assumed. To the extent that these relationships are properly characterized as secured financings, Reorganized Prosoft shall retain the property subject to these parties’ liens, cure any arrearages, and continue servicing these debts in the ordinary course.

50. Except as specifically provided herein, the Acquired Assets are hereby retained by Debtors free and clear of all liens, claims, interests and encumbrances; provided however, that:

a.	Hunt and DKR shall retain their liens against the proceeds received under the Acquisition and Reorganization Agreement, until their Claims have been paid pursuant to the terms of the Plan and Liquidating Trust Agreement; and,

b.	Dell Marketing LP, which has asserted a reclamation claim relating to certain computer equipment, shall have an allowed administrative claim in the amount of $4,483 and a general unsecured claim in Class 7 in the amount of $1,080 in full and final satisfaction of any and all claims it might otherwise assert.

51. Without further action, Debtors are authorized and directed to amend and restate their certificate of incorporation and bylaws in form and substance reasonably satisfactory to VCampus, and the officers and directors identified as those who will serve in those capacities following the Effective Date are hereby prospectively appointed.

52. Schedule 1.4 of the Acquisition and Reorganization Agreement is hereby amended to include an assumed liability to Hewitt O’Neil LLP in the approximate amount of $14,000, and as more precisely set forth in Hewitt O’Neil’s filed proof of claim.

53. The Acquisition and Reorganization Agreement is hereby amended to provide that the Prosoft Learning Corporation 401K Plan shall not be terminated on or before the Effective Date, but instead shall be maintained and control over same given to Reorganized Prosoft on and after the Effective Date.

Liquidating Trust

54. The Liquidating Trust Agreement is APPROVED and the Liquidating Trust hereby created, and MCA Financial Group, Ltd. is hereby appointed to serve as the Liquidating Trustee pursuant to the Liquidating Trust Agreement.

55. On the Effective Date or as soon thereafter as practicable, all: (i) consideration received from VCampus pursuant to the Plan and the Acquisition and Reorganization Agreement; (ii) all of Debtors’ rights under the Acquisition and Reorganization Agreement; (iii) all of the Excluded Assets, including but not limited to the Litigation Claims and the Avoidance Actions; and (iv) any and all other assets, rights and property of the Estates not transferred to Reorganized Debtors, shall be transferred and assigned to the Liquidating Trust for the benefit of all remaining unpaid Allowed Claims. In accordance with section 1123(b) of the Bankruptcy Code, the Liquidating Agent shall become vested with, in its capacity as the successor to the Debtors and the representative of the Debtors’ Estates under section 1123(b)(3)(B) of the Bankruptcy Code, and may enforce, sue on, settle or compromise (or decline to do any of the foregoing) all claims, rights or causes of actions, suits and proceedings, whether in law or in equity, whether known or unknown that the Debtors or their Estate may hold against any Person or entity, including, without limitation, any Litigation Claims and Avoidance Actions.

56. Pursuant to the Plan and the Liquidating Trust Agreement, the Liquidating Agent will, among other things, collect, administer and distribute in accordance with the terms of the

Plan and Liquidating Trust Agreement: (1) the Purchase Price, (2) the proceeds from the Litigation Claims and the Avoidance Actions, and (3) the proceeds related to the sale or transfer of Reorganized Debtors Excluded Assets.

Discharge, Injunction and Releases

57. Except as otherwise provided herein, in the Acquisition and Reorganization Agreement, or in the Plan, the rights afforded in the Plan and the payments and distributions to be made through the Liquidating Trust shall discharge and release all existing debts and Claims, and terminate all Equity Interests, of any kind, nature or description whatsoever against or in the Debtors, Reorganized Debtors, the Liquidating Trust or any of their assets or properties to the fullest extent permitted by section 1141 of the Bankruptcy Code. Except as provided in the Plan and the Acquisition and Reorganization Agreement, upon the Effective Date, all Claims against and Equity Interests in the Debtors, regardless of whether or not (i) a proof of Claim or Equity Interest has been filed or is or was deemed filed, (ii) such Claim or Equity Interest was listed on any of the Debtors’ Schedules, (iii) such Claim or Equity Interest was Allowed, or (iv) the holder of such Claim or Equity Interest has voted to accept or reject this Plan, shall be, and shall be deemed to be, discharged, released and terminated, and all holders of Claims and Equity Interests shall be precluded and enjoined from asserting against the Debtors, Reorganized Debtors, the Liquidating Trust, or any of their assets or properties, any other or further Claim or Equity Interest based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not such holder has filed a proof of Claim or proof of Equity Interest.

58. Except as otherwise provided herein, in the Acquisition and Reorganization Agreement, or in the Plan, upon the Effective Date, and in consideration of the distributions to be made pursuant to the Liquidating Trust, each holder (as well as any trustees and agents on behalf of each holder) of a Claim or Equity Interest and any affiliate of such holder, regardless of whether or not (i) a proof of Claim or Equity Interest has been filed, (ii) such Claim or Equity

Interest was Allowed, or (iii) the holder of such Claim or Equity Interest has voted to accept or reject this Plan, shall be deemed to have forever waived, released and discharged the Debtors, Reorganized Debtors, and the Liquidating Trust, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Equity Interests, rights and liabilities that has arisen or yet may arise prior to the Effective Date. Upon the Effective Date, all such Persons shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Equity Interest in Reorganized Debtors.

59. Neither the Debtors, the Liquidating Trustee, DKR, Hunt, VCampus, nor any of their respective members, officers, directors, employees, agents, attorneys or professionals shall have or incur any liability to any holder of any Claim or Equity Interest for any act or omission arising out of or in connection with the Chapter 11 Cases, the administration of assets of the Debtors’ estates, the confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or property to be distributed under the Liquidating Trust, except for willful misconduct or gross negligence. The Debtors, Liquidating Trustee, DKR, Hunt, VCampus and each of their respective members, officers, directors, employees, agents, attorneys and professionals are deemed to have acted in good faith with regard to the solicitation of acceptances or rejections of the Plan and are entitled to the protections afforded by section 1125(e) of the Bankruptcy Code. Entry of this Confirmation Order shall act as a comprehensive release of and injunction against the bringing of any claim or cause of action with respect to any such liability. Such release and injunction specifically includes, but is not limited to, any claims with respect to rights under any prior unconfirmed plan of reorganization or agreements relating thereto and any claims with respect to Claims or Equity Interests, or transfers thereof.

60. All holders of Claims and Equity Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors or principals, are hereby enjoined from taking any actions to interfere with the implementation or consummation of the Plan, including the Acquisition and Reorganization Agreement.

Miscellaneous Provisions

61. Notwithstanding RULE 3020(e) and any otherwise applicable law, immediately upon entry of this Confirmation Order, the terms of the Plan and this Confirmation Order shall be binding upon and inure to the benefit of (a) the Debtors; (b) Reorganized Debtors; (c) the Liquidating Trust; (d) the holders of all Claims; (e) the holders of all Equity Interests; and (e) the respective successors and assigns of the foregoing.

62. Any objection to a Claim shall be filed with the Court and served upon the affected Claimant no later than 180 days following the Confirmation Date.

63. Claimants holding Administrative Claims against the Estates (other than the Professional Fees Claim of professionals of the Debtors, and those professionals retained by the Liquidating Agent) must submit applications for approval and payment of such Administrative Claims no later than twenty (20) days following the Effective Date (the “Administrative Claims Bar Date”). Any such application that is not filed by the Administrative Expense Claims Bar Date will be forever disallowed and barred, and holders of such Claims will not be able to assert such Claims in any manner against the Debtors, Reorganized Debtors, the Liquidating Trust, or any of their respective affiliates or representatives.

64. Any objection to an application for the payment of an Administrative Claim or for Professional Fees shall be filed with the Court and served upon the holder of the affected Claim no later than 20 days following the date that an application for payment of an Administrative Claim is filed and served.

65. In accordance with 28 U.S.C. § 1930(a)(6), the Debtor shall pay all quarterly fees payable to the office of the United States Trustee for these Chapter 11 Cases, until these Cases are closed under section 350 of the Bankruptcy Code. During this post-confirmation period, the Liquidating Trust shall timely submit required financial reports on a quarterly basis to the office of the United States Trustee.

66. This Court’s retention of jurisdiction, as set forth in Article IX of the Plan, is APPROVED. Such retention of jurisdiction does not affect the finality of this Confirmation Order, which the Court now expressly directs the Clerk of the Bankruptcy Court to enter immediately.

67. All objections to Confirmation of the Plan, to the extent not already overruled by the Court or satisfied by the provisions of this Confirmation Order, are OVERRULED.

68. The Confirmation Date referred to in Article II, paragraph 2.18 of the Plan, and as used throughout the Plan and this Confirmation Order is the date the Court enters this Confirmation Order on the docket.

69. The provisions of this Confirmation Order are nonseverable and mutually dependent.

70. Notwithstanding RULE 3020(e), this Confirmation Order shall be effective immediately and the Clerk of the Court is instructed to enter it into the docket.

IT IS SO ORDERED.

DATED                     , 2006.

The Honorable Randolph J. Haines
United States Bankruptcy Judge